Exhibit 99.1

High Tide Closes Acquisition of Boreal Cannabis, Adding Two Established Retail Cannabis Stores in Northern Alberta

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021 to its short form base shelf prospectus dated April 22, 2021.

CALGARY, AB, April 22, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that further to its press release dated April 1, 2022, the Company has completed its acquisition (the "Acquisition") of 100% of the equity interest of 2080791 Alberta Ltd. operating as Boreal Cannabis Company ("Boreal") which operates two retail cannabis stores in Northern Alberta (the "Stores") for CAD$2.2 Million, plus the wholesale value of inventory, which is estimated to be approximately CAD$175,000 on closing and approximately CAD$200,000 cash on hand at closing (the "Transaction"). The Stores are located at 1104 Main Street SW in Slave Lake, Alberta, and 4225 50 Avenue in St. Paul, Alberta. The Slave Lake store was the first to open in the municipality and is located in a commercial plaza that is a short walk or drive away from the main campus of Northern Lakes College, and the Slave Lake Inn and Conference Centre. The St. Paul store is situated on the main east-west corridor in the town, as part of a commercial district that features several national big box chains and restaurants. For the three months ended January 31, 2022, Boreal generated annualized revenue of CAD$3.9 Million and annualized Adjusted EBITDA1 of CAD$0.6 Million. The purchase price represents 3.5x annualized Adjusted EBITDA for the three months ended January 31, 2022.

High Tide Inc. April 22, 2022 (CNW Group/High Tide Inc.)

TRANSACTION DETAILS

The Acquisition was completed pursuant to the terms of a share purchase agreement, dated March 31, 2022 ("Acquisition Agreement"). High Tide acquired 100% of Boreal for (i) 443,301 common shares of High Tide (each a "High Tide Share") valued at CAD$2.4 Million (the "Share Consideration"), on the basis of a deemed price of CAD$5.4312 per High Tide Share, being equal to the volume weighted average price per High Tide Share on the TSX Venture Exchange ("TSXV") for the 10 consecutive trading days preceding the closing of the Acquisition, and (ii) approximately CAD$200,000 in cash, on account of cash on hand in Boreal. The purchase price is subject to a post-closing working capital adjustment provision, to address any increase or decrease of working capital, inventory or cash estimated as of the closing date. The closing of the Transaction remains subject to final approval from the TSXV.

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[1] Adjusted EBITDA is a non-IFRS financial measure.

GRANT OF OPTIONS

Separately, High Tide granted 3,000 stock options (the "Employee Options") to certain employees, pricing determined by the TSXV close price the day before this press release, exercisable over a period of three (3) years, that fully vest over a two (2) year period.

The Company also granted stock options equivalent to USD$75,000 (the "Consultant Options") to certain consultants, exercisable for a period of three (3) years, that fully vest over a two (2) year period. The volume of the Consultant Options will be determined based on the price per High Tide Share as of the close of the TSXV on the day before this press release.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised Canadian retailer of recreational cannabis as measured by revenue, with 117 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

ABOUT BOREAL

Founded in 2019, Boreal Cannabis is built on a foundation of love, passion, and a strong belief in how cannabis can help in the lives of everyday Canadians. With equal commitments to quality and fairness in price, Boreal's mission is to ensure that cannabis culture is accessible and welcoming for all. Whether it is providing insight and education or friendly service, Boreal strongly believes in treating everyone as people, not just customers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to the anticipated effects of the closing of the Transaction on the business and operations of High Tide; High Tide's plans to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value; and the closing of the Transaction remaining subject to final approval from the TSXV.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: that High Tide will have the ability to successfully complete the Transaction (and will have the ability to obtain all requisite approvals) on the terms and within the timelines anticipated by High Tide; High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities); High Tide obtaining the requiste approvals to close the Transaction; although considered reasonable by management of High Tide at the time of preparation, may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the risks associated with the cannabis and CBD industries in general; the inability of High Tide to obtain requisite approvals to close the Transaction; the inability of High Tide to pursue develop further retail acquisitions in the future, and the inability of High Tide to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 22-APR-22